Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

June 24, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C.  20549
Attention:  Kaitlin Tillan

Re:	Mikros Systems Corporation
Form 10-KSB for the year ended December 31, 2007
Filed March 28, 2008
Form 10-Q for the quarter ended March 31, 2008
File No. 000-14801

Dear Ms. Tillan:

We thank you for your comment letter dated June 4, 2008 (the “Comment Letter”) addressed to Mikros Systems Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-Q for the Quarterly Period Ended March 31, 2008 Financial Statements
Note 5 -Revenue Recognition, page 8

1.
Please refer to prior comment 1.  We note from your response that “revenues are recognized as costs are incurred and include estimated annual indirect costs and earned fee calculated on the basis of the relationship between costs incurred and total estimated costs at completion.  Estimated indirect costs are adjusted to actual indirect costs at yearend, as necessary as costs are incurred.”  Please respond to the following:

•
We also note from your response and your disclosure on page nine that the percentage-of-completion method is not applicable to you.  Please tell us the difference between the method you use to recognize revenue and the percentage-of-completion method.

In its response to the SEC’s comment letter dated May 9, 2008, the Company stated that the percentage-of-completion method of contract revenue recognition was not applicable to its accounting for its contracts.  This was incorrect.

The Company recognizes revenue in accordance with chapter 11, A, paragraph 13 of ARB 43, Government Contracts, on the basis of partial performance established  using the  percentage-of-completion method. Progress towards completion is measured under  a variation of the cost-to-cost method as described in paragraphs 44 and 45 of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-type Contracts. Revenue, including estimated earned fees, is recognized as costs are incurred in relation to total contract costs.

The Company will include disclosure of the foregoing revenue recognition policy in its future filings.

•	Please discuss how you considered paragraphs 11 - 18 of Chapter 11 (a) of ARB 43 in determining the method you are using to recognize revenues.

The Company’s use of the percentage-of-completion method to recognize revenue is appropriate under the cost-plus-fixed-fee contracts entered into with the Federal Government. Since the nature of the contracts require a substantial period of performance from inception to completion, pro-rata recognition of earned contract revenue, cost of contract revenue, and contract gross profit is appropriate to measure the economic progress of performance under such contracts.  The contracts entered into with the Federal Government establish a fixed fee, or profit, as a percentage of costs, at the time of contract negotiation.  The receipt of the fee and reimbursement of the costs incurred are assured, assuming the work is complete. Each contract negotiation also includes an estimate of the direct and indirect costs to complete the work. Such costs are subject to audit by the Defense Contract Audit Agency at the completion of contract.

•	Since there are different methods to measure partial performance, your disclosure in future filings should clearly discuss the method the company uses. Please provide us with your proposed disclosure.

The Company is engaged in research and development contracts with the Federal Government to develop certain technology to be utilized by the US Department of Defense. The contracts are cost plus fixed fee contracts and the Company accounts for these contracts within the scope of Chapter 11 of Accounting Research Bulletin No. 43, Government Contracts or Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts using the percentage-of -completion accounting method. Under this method, revenue is recognized based on the extent of progress towards completion of the long term contract.

The Company generally uses a variation of the cost to cost method to measure progress for all long term contracts unless it believes another method more clearly measures progress towards completion of the contract.

Revenues are recognized as costs are incurred and include estimated earned fees, or profit, calculated on the basis of the relationship between costs incurred and total estimated costs at completion.

•
Please tell us why you include ‘estimated annual indirect costs’ within your revenues.  Please cite the accounting literature upon which you relied.  We note that paragraphs 19 - 20 of Chapter 11(b) of ARB 43 only discuss whether or not reimbursable costs should be included in revenues.

The terms of the Company’s cost-plus-fix-fee contracts provide for the reimbursement of allowable direct and indirect costs. In accordance with Federal Acquisition Regulations, indirect costs are reimbursable costs. Accordingly, both direct and indirect costs are included in revenue in accordance with paragraphs 19-20 of Chapter 11(b) of ARB 43.

•
Please tell us why you only adjust estimated indirect costs to actual indirect costs at year-end.  Also tell us the amounts of these adjustments for each of the last three years and how you recorded the amounts in your financial statements.

The Company’s response to the SEC’s comment letter dated May 9, 2008 indicated that estimated indirect costs were only adjusted at year-end.  Although historically adjustments have only been made at year end, the Company evaluates its indirect costs throughout the year by comparing the actual indirect costs incurred to date, plus an estimate for the remaining months of the year. If material differences exist, an adjustment is made through revisions to subsequent billings.

At year-end, the actual indirect costs rates incurred are compared to the estimated billing rates used during the year, and adjusted to actual, if material. The adjustment recorded in 2005 was $ 8,044.  Based on the differences between the actual rates and the billed rates, the estimated total unadjusted differences for 2006 and 2007 were less than $ 1,000 for each year.

2.
Please refer to prior comment 2.  Based upon your response, it appears that you do not enter into research and development cost-sharing arrangements with the federal government.  While your response noted that you would revise the disclosure in future filings to be consistent with your response, we note from the disclosure on page 8 of your March 31, 2008 Form 10-Q that you continue to discuss research and development arrangements.  Please tell us and clarify in future filings the types of arrangements that you reflect in your financial statements and how you are accounting for those agreements.  As previously requested, please disclose, as applicable, the significant terms and conditions of the research and development arrangements (including estimated total contract expenditures and customer funding), a general description of the activities to be performed under the arrangement, and any unusual contractual commitments or funding contingencies.  Please also include the net amount of research and development costs incurred for such arrangements and the amount of customer funding recorded as an offset to such costs for each period an income statement is presented.

The Company has not entered into any cost-sharing research and development arrangements with the Federal Government.  Accordingly, the financial statement footnotes included in the Company’s periodic reports should not include a discussion of research and development cost sharing arrangements.  As requested, the Company will revise its financial footnote disclosure in its future filings.

Exhibit 31.1

3.	We note the following:

•	You define the word “company” in the first paragraph of the certification.

•	You replace the word “registrant” in the third, fourth and fifth paragraphs with the word “company.”

In future filings, please revise so that the wording is consistent with Item 601(B)(31) of Regulation S-K.

As requested, the Company will revise the wording in its future filings.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:	/s/ Vincent A. Vietti
Vincent A. Vietti

cc:	Mr. Thomas J. Meaney, President
Mikros Systems Corporation

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